

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

<u>Via E-mail</u>
John G. Figueroa
Chairman and Chief Executive Officer
Apria Healthcare Group Inc.
26220 Enterprise Court
Lake Forest, CA 92630

     Re: **Apria Healthcare Group Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 11, 2013
              File No. 333-168159

Dear Mr. Figueroa:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Business, page 3</u>

1.   We note your references to specialty infused drugs in this section and elsewhere in your report. Please advise us, with a view to disclosure, of the factors you consider when determining what products and services are deemed "specialty," and whether or not the definition is based on an industry, regulatory or other source. Also, tell us whether, to the best of your knowledge, your use of the term "specialty" is the same as or comparable to what is used by other providers of healthcare products.

<u>Compensation Discussion & Analysis, page 105</u>

2.   We note your disclosure on page 107 that "the Board of Directors determined that it was appropriate to retroactively reimburse Dr. Payson for airplane operating expenses since October 2008." Please tell us, and in future filings disclose as applicable, the factors considered in increasing the amount of reimbursement for airplane operating expenses and how the amount of reimbursement and "agreed hourly rate" was determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

                                                Sincerely,

                                                /s/ Brigitte Lippmann (for)

                                                John Reynolds
                                                Assistant Director

cc (via email): Robert S. Holcombe, Esq.